

10031026

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 25 2010
Washington, DC
110

SEC FILE NUMBER
8- 51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER SPRING SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 GROVE STREET, BUILDING C
(No. and Street)

RIDGEFIELD	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR, DAVIES, MUNNS, & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

ONE STAMFORD LANDING	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LUCIANO R. NICASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER SPRING SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title





Notary Public

Lindsay Brightman
Notary Public
State Of Connecticut
My Commission expires March 31 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Accountants' Report on Internal Accounting Control

X (p) Notes to financial statements

Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

Financial Statements

December 31, 2009



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Member of
Silver Spring Securities, LLC (Formerly New Stream Securities, LLC)

We have audited the accompanying statement of financial condition of Silver Spring Securities, LLC (Formerly New Stream Securities, LLC) (the "Company") as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

May 24, 2010
Stamford, Connecticut

Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

Statement of Financial Condition

December 31, 2009

ASSETS	
Cash	$ 19,782
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 6,600
Member's Equity	13,182
	$ 19,782

See notes to financial statements

Silver Spring Securities, LLC
(Formally New Stream Securities, LLC)

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2009

INCOME	
Fee income	$ -
EXPENSES	
Licenses, dues, and subscriptions	16,732
Professional fees	12,783
Travel, meals, and entertainment	10,919
Occupancy	9,000
Office	9,862
Other expenses	2,472
Total Expenses	61,768
Net Loss	(61,768)
Member's Equity, January 1, 2009	105,057
Capital contributions	54,893
Distribution to member	(85,000)
Member's equity - December 31, 2009	$ 13,182

See notes to financial statements

Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

Statement of Cash Flows

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (61,768)
Adjustments to reconcile net loss to net cash from operating activities	
Expenses paid by member	31,573
Facilities and services provided by member	13,320
Changes in operating assets and liabilities	
Accounts payable and accrued expenses	1,700
Net Cash from Operating Activities	(15,175)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	10,000
Net Change in Cash and Cash Equivalents	(5,175)
CASH AND CASH EQUIVALENTS	
Beginning of year	24,957
End of year	$ 19,782
SUPPLEMENTAL CASH FLOW INFORMATION	
Non-cash transactions	
Distribution to member of investment in advisory agreement	$ 85,000
Capital contributed through expenses paid by member	31,573
Capital contributed through facilities and services provided by member	13,320

See notes to financial statements

Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

Notes to Financial Statements

1. The Company

Silver Spring Securities, LLC (Formerly New Stream Securities, LLC), a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is currently a member of the Financial Industry Regulatory Authority, Inc. The Company, located in Ridgefield, Connecticut, assists middle market and development stage companies in raising capital through the private placement of securities. As a limited liability company, the liability of the member is limited to the value of membership interest. On December 1, 2009 the Company changed its name to Silver Spring Securities, LLC.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash. Cash balances during 2009 were below the federally insured limits.

Revenue Recognition

Investment advisory and consulting fees are accrued as earned. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is a Single Member Limited Liability Company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for income taxes. The member is responsible for reporting the Company's income or loss on their income tax return.

Accounting for Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject U.S. federal, state or local income tax audits for periods prior to 2006.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is May 24, 2010.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, can not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of approximately $13,182 which was approximately $8,182 in excess of its minimum requirement of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Related Party Transactions

The Company has an expense sharing/service agreement with its member. The Company recorded expenses of $13,320 for the use of facilities and services provided by its member in 2009 that were deemed to be capital contributions. During 2009, the Company incurred an additional $31,573 in expenses that were paid directly by the member and were deemed to be capital contributions.

4. Related Party Transactions *(continued)*

In 2007, the Company purchased the rights to an advisory agreement that was owned by an officer of the Company for $85,000. In 2009, the rights to the advisory agreement were assigned to the member and recorded as a distribution to the member on the financial statements.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2009

Member's equity	$ 13,182
Net Capital Before Haircuts on Securities Position	13,182
Haircut on securities positions	-
Net Capital	13,182
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	$ 8,182
Aggregate indebtedness – total liabilities	$ 6,600
Ratio of aggregate indebtedness to net capital	.5 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2009.

See independent auditors' report

REPORT OF INDEPENDENT AUDITORS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

The Member of
Silver Spring Securities, LLC
(Formerly New Stream Securities, LLC)

In planning and performing our audit of the financial statements and supplemental schedule of Silver Spring Securities, LLC (formerly New Stream Securities, LLC) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Stamford Landing, Stamford, CT 06902 Tel: 203-323-2400 Fax: 203-967-8733
www.ODMD.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

May 24, 2010
Stamford, Connecticut